

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

June 24, 2008

Mr. David A. Zinsner
Vice President and Chief Financial Officer
Intersil Corporation
1001 Murphy Ranch Road, Suite 1
Milpitas, CA 95035

      RE: **Intersil Corporation**
                Form 10-K for the fiscal year ended December 28, 2007
                Filed February 22, 2008
                File No. 0-29617

Dear Mr. Zinsner:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Angela J. Crane
                Accounting Branch Chief